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SEC Mail Processing Section

DEC 11 2019

Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5*
PART III

SEC FILE NUMBER
8- 31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant 801-320-1342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400 (Address) Salt Lake City (City) Utah (State) 84103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission Trading and Markets

DEC 11 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

MKA

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANA M LOSSER
NOTARY PUBLIC -STATE OF UTAH
My Comm. Exp 12-19-2022
Commission # 703777

Signature

Chief Financial Officer

Title

Notary Public 12-19-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2019

With

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Table of Contents

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF UNDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Alpine Securities Corporation
Salt Lake City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpine Securities Corporation at September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Alpine Securities Corporation's management. Our responsibility is to express an opinion on the Alpine Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

WSRP, LLC

WSRP, LLC

We have served as Alpine Securities Corporation's auditor since 2019.

Salt Lake City, Utah
December 6, 2019

www.WSRP.com | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.20[illegible] | FAX 801.328.2015 | 4605 SOUTH HARRISON BLVD STE 201, OGDEN UT 84403 | PHN 801.328.201[illegible] | FAX 801.639.2303 | info@wsrp.com

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2019

Assets				
Cash			$	628,992
Cash segregated under federal and other regulations				3,400,000
Deposits with clearing organizations				2,617,500
Receivable from customers	$	2,757,450		
Less allowance for uncollectable amounts		(2,506,528)		250,922
Receivable from broker/dealers				35,734
Receivable from clearing organizations				8,748
DTCC common stock				960,787
Property and equipment, at cost	$	452,188		
Less accumulated depreciation of		(367,884)		84,304
Other assets				91,249
Total Assets			**$**	**8,078,236**
Liabilities and Stockholder's Equity				
Liabilities				
Payable to customers			$	2,822,226
Loans payable				1,000,000
Accounts payable and accrued expenses				921,067
Accounts payable to broker/dealers				517,152
Accounts payable to clearing organizations				4,024
Salaries and commissions payable				95,360
Correspondent deposits				25,000
Total Liabilities			**$**	**5,384,829**
Stockholder's Equity				
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock			$	88,925
Additional paid-in capital				4,111,395
Accumulated deficit				(1,506,913)
Total Stockholder's Equity				**2,693,407**
Total Liabilities and Stockholder's Equity			**$**	**8,078,236**

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash from Participants for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building improvements are primarily amortized over 39 years using the straight line method. Depreciation expense for leasehold improvements, furniture and equipment, and building improvements is included in depreciation and amortization in the accompanying Statements of Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2019, the Company's uninsured cash balances totaled $3,528,992.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Recently Issued Accounting Standards.

Accounting Standards Update 2016-02 Leases. In February 2016, the FASB issued ASU 2016-02, "Leases" which was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the effect the new standard will have on the financial statements.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,300,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve at September 30, 2019 was $2,662,407. The Company withdrew $300,000 on October 1, 2019 leaving $3,000,000 of cash segregated in the special reserve bank account for the benefit of customers.

Cash of $100,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAB reserve is calculated weekly using a formula as defined by the rule. The required PAB reserve at September 30, 2019 was $25,000. The Company withdrew $50,000 on October 1, 2019 leaving $50,000 of cash segregated in the special reserve bank account for the benefit of PAB accounts.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had a deposit with its clearing organizations totaling $2,617,500 as of September 30, 2019.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 5 – DTCC COMMON SHARES

The Company capitalizes its mandatory purchase of DTCC common shares. In March of 2019, the Company was required to purchase an additional .10 shares for $2,320. Total number of shares held on September 30, 2019 is 61.42.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2019:

Property and equipment	$	452,188
Less accumulated depreciation and amortization		(367,884)
	$	**84,304**

NOTE 7 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011 when Alpine was purchased by the owner of Scottsdale Capital. The balance payable to Scottsdale Capital was $517,152 as of September 30, 2019.

In 2013, the Company relocated to a building owned by a related party. The Company entered into a multiyear extension of the lease on April 28, 2017. It requires minimum monthly payments of $49,807 with yearly increases between two and four percent. Lease payments made to the related party totaled $641,748 during the year ended September 30, 2019. Common area maintenance and insurance payments made to the related party totaled $850,534 during the year ended September 30, 2019. A schedule of yearly lease payments (excluding any additional surcharges) is shown below:

Fiscal Year	Payments
2020	$ 606,653
2021	618,786
2022	155,459
Total	$ 1,380,898

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2019, the Company had net capital of $1,504,416 which was $1,254,416 in excess of its required net capital of $250,000.

NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10 LINE OF CREDIT

An existing related party senior line of credit for $5,000,000 opened with Alpine Securities Holding Corporation (the Lender) with an interest rate of 120% per annum was called by the Lender on September 30, 2019. The amount payable on this line of credit as of September 30, 2019 was $2,000,000. On September 30,2019, SCA Clearing LLC (the Parent) acquired this debt from the Lender and converted $1,000,000 of the debt into equity leaving $1,000,000 due to the Parent.

NOTE 11 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a four year and six month lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. During the normal course of business, the Company is, from time to time, involved as a defendant in civil actions involving customers, vendors, former employees, and others.

The Company is involved in two regulatory enforcement actions. The first was initiated in 2017 by the Securities and Exchange Commission (SEC) in the U.S. Southern District of New York. All fact discovery, expert discovery, and dispositive motions have been completed. On December 11, 2018, the Court granted the SEC partial summary judgment on the SEC's claim that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." On October 9, 2019, the Court issued a civil penalty in the amount of $12,000,000 in connection the books and records violations. Immediately thereafter, Company filed an emergency motion for a stay pending appeal with the Court of Appeals for the Second Circuit, which the Circuit granted on November 21, 2019. Accordingly, the penalty judgment is not in effect pending the outcome of the appeal. The Company, with advice of outside legal counsel, have assessed the matter and have concluded, although an adverse final judgement after appeal is possible, such a judgement is not probable. As a result, no provision has been made in the financial statements.

The second regulatory matter concerns a FINRA Enforcement Action filed July 25, 2019. In the complaint FINRA alleges Company charged excessive fees. Company has denied these allegations. The hearing is scheduled to take place in February 2020.

NOTE 12 SUBSEQUENT EVENTS

The Parent converted the remaining $1,000,000 of debt due the Parent into equity on October 31, 2019. The Company has determined that there are no other material events that require adjustment to the recorded amounts or disclosures.

*****

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) of the Securities and Exchange Act of 1934 is available for examination at the Company's main office located at 39 Exchange Place, Salt Lake City, Utah 84111 and at the Salt Lake City Regional Office of the Securities and Exchange Commission.